UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                              Amendment Number One





                 The Profit Recovery Group International, Inc..
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   743 168 106
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743 168 106        SCHEDULE 13G               Page 2 of 6 Pages




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Russell L.  Epker

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                 (b) |X|
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                         0

ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                            758,810

              7          SOLE DISPOSITIVE POWER

                                  0
              8          SHARED DISPOSITIVE POWER

                            758,810

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 758,810

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                3.2 %
12         TYPE OF REPORTING PERSON

                IN

CUSIP No. 743 168 106            SCHEDULE 13G               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  The Profit Recovery Group International, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  2300 Windy Ridge Parkway, NW
                  Suite 100, North
                  Atlanta, Georgia 30339-8426

Item 2(a)         Name of person filing:

                  See Item (1) of the cover pages

Item 2(b) Address of principal business office or, if none, residence:

                  c/o Berkshire Partners
                  One Boston Place
                  Boston, MA 02108

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, No Par Value Per Share

Item 2(e)         CUSIP Number:

                  743 168 106

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           See Item (9) of the cover pages

                  (b)      Percent of class:

                           See Item (11) of the cover pages

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CUSIP No. 743 168 106          SCHEDULE 13G               Page 4 of 6 Pages

          (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: __________ See Item (5) of the cover pages
             (ii)  shared  power  to vote or to  direct
                   the vote: __________ See Item (6) of
                   the cover pages
             (iii) sole  power to  dispose or to direct
                   the disposition  of:  __________ See
                   Item (7) of the cover pages
             (iv)  shared power to dispose or to direct
                   the disposition  of:  __________ See
                   Item (8) of the cover pages

Item 5            Ownership of 5% or Less of a Class:

                  As of the date of filing, the reporting person no longer holds a beneficial interest in the issuer's stock of 5% or more.

Item 6            Ownership of more than 5% on behalf of another person:

                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding Company:

                  Not applicable.

Item 8            Identification and classification of members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

CUSIP No. 743 168 106             SCHEDULE 13G               Page 5 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 8, 1999                   /s/Russell L. Epker
                                           Russell L. Epker